UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

April 20, 2017

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44-1235-750849

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously announced, on April 20, 2017, the Board of Directors of Lombard Medical, Inc. (the “Company”) appointed Kurt Lemvigh as the Company’s new Chief Executive Officer effective April 20, 2017. Prior to his appointment as Chief Executive Officer of the Company, Mr. Lemvigh was a Senior Director at Spacelabs Healthcare for one year from 2016 to 2017. Prior to Spacelabs Healthcare, Mr. Lemvigh served in various leadership positions, including President International Operations at Cardiac Science from 2001 until 2016.

Mr. Lemvigh will receive an annual base salary of £250,000 and an annual bonus up to 50% of the base salary based on achievement of certain milestones. Mr. Lemvigh has also been granted an option to purchase 2,000,000 shares of common stock of the Company, 25% of which has vested and is exercisable immediately, with the remaining to vest over a four-year period. If Mr. Lemvigh’s employment is terminated without cause or due to a change in control of the Company, he will be entitled to receive a payment equal to 12 months of his then prevailing base salary and certain other benefits in accordance with the terms of his offer letter. Mr. Lemvigh has entered into the Company’s standard Employee Confidential Information, Nonsolicitation and Invention Assignment Agreement.

The foregoing description of terms of Mr. Lemvigh’s employment does not purport to be complete and is qualified in its entirety by reference to the complete text of Mr. Lemvigh’s offer letter which is filed as Exhibit 10.1 to this current report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: April 21, 2017	By:	/s/ William J. Kullback
William J. Kullback Chief Financial Officer

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit	Description

10.1	Offer Letter dated March 27, 2017 from Lombard Medical, Inc. to Kurt Lemvigh effective April 20, 2017